Schedule of Sales Commissions

Percent of Premium

                 Year 1             Years 2-7            Years 8+
         Commission  Override  Commisson  Override Commission Override
Target      70.00%    0.00%     2.00%       1.00%    0.00%     0.00%
Excess       2.00%    0.00%     2.00%       1.00%    0.00%     0.00%
Increase    70.00%    0.00%     2.00%       1.00%    0.00%     0.00%

The above values represent the maximum first year and renewal compensation that will be paid. The above chart combines several compensation agreements to list the maximum compensation paid. Additional compensation may be paid in the form of production bonuses as well as qualification for company benefit programs. Additional allowances for office expenses will be paid to the General Agent.